Item 77C - Matters submitted to a vote of security holders
"The Turkish Investment Fund, Inc. June 16, 2010"

Director		For		Withheld
Frank L. Bowman		3,862,280	1,471,197
James F. Higgins	3,863,642	1,469,835
Manuel H. Johnson	3,856,564	1,476,913